ASX RELEASE | January 30, 2020 | ASX:PLL; NASDAQ:PLL

DECEMBER 2019 QUARTERLY REPORT
Piedmont Lithium Limited (ASX: PLL; NASDAQ: PLL) (“Piedmont” or “Company”) is pleased to present its December 2019 quarterly report. Highlights during and subsequent to the quarter were:
•
Completed federal permitting required to develop the proposed mine and concentrator at the Company’s Piedmont Lithium Project (“Project”) in North Carolina, United States, following receipt of a Clean Water Act Section 404 Standard Individual Permit from the US Army Corps of Engineers (“USACE”);

•
Appointed Hatch to deliver a pre-feasibility study (“PFS”) for the Company’s proposed lithium hydroxide chemical plant in Kings Mountain, North Carolina, United States. Hatch is a global leader in the development of lithium conversion projects and will utilize its experienced lithium staff to complete the PFS by mid-2020. Primero and Marshall Miller are continuing their work on the proposed mine and concentrator at the Project;

•
In response to strong interest from prospective lithium hydroxide customers, the Company is accelerating the development of its lithium chemical plant by compressing its project timeline into a single-stage, effectively accelerating chemical plant development by one year while deferring the mine and concentrator construction start date by one year, resulting in integrated operations from day one;

•
Completed the Company’s Phase 4 drill program, which comprised 113 holes for a total of 18,393 meters. The Phase 4 drill program was successful in expanding the Project’s mine life from 13 to 25 years (as reported in the expanded Scoping Study published in August 2019);

•
Assays from the final 19 drill holes of the Phase 4 drilling program at our Central and Core properties intersected significant mineralization, including 36.0m @ 1.11% Li2O and 44.9m @ 1.30% Li2O in Hole 19- CT-19, 13.0m @ 1.28% Li2O and 7.3m @ 1.37% Li2O in Hole 19-CT-26, and 14.8m @ 1.55% Li2O and 12.4m @ 1.02% Li2O in Hole 19-BD-332;

•	Soil and rock chip sampling led to the discovery of five new spodumene-bearing pegmatites in areas that have not previously been explored;
•	Commenced permitting for the proposed lithium hydroxide chemical plant;
•
Entered into a Letter of Intent (“LOI”) with Ion Carbon & Minerals, LLC (“Ion”) to partner to market the quartz, feldspar, and mica produced at the Project. Ion is wholly owned by the AMCI Group, a leading specialist natural resources investor and marketer with a long-standing track record of success across a broad range of commodities; and

•	Continued numerous preliminary off-take, financing and strategic conversations, including companies from the lithium, mining, chemicals, battery, automotive and private equity sectors.
•
Mr Anastasios (Taso) Arima will step down as Executive Director of the Company, effective from January 31, 2020, to focus on his other business interests. Mr Arima will remain as a Non-Executive Director of the Company.

Next steps:
•	Complete the PFS for the chemical plant in Q2 2020;
•	Finalize the bench scale lithium hydroxide testwork program and produce initial product samples;
•	Continue offtake discussions for lithium hydroxide with participants in the global battery supply chain; and
•	Continue to evaluate strategic partnering options. For further information, contact:

Keith D. Phillips | President & CEO
T: +1 973 809 0505
E: kphillips@piedmontlithium.com

PIEDMONT LITHIUM LIMITED
ABN 50 002 664 4953
www.piedmontlithium.com

+61 8 9322 6322
+61 8 9322 6558
info@piedmontlithium.com

North Carolina Office
32 N Main Street Suite 100
BELMONT, NC 28012

Registered Office
Level 9, 28 The Esplanade
PERTH WA 6000

Project Overview
Piedmont Lithium Limited (ASX: PLL; NASDAQ: PLL) holds a 100% interest in the Piedmont Lithium Project located within the TSB and along trend to the Hallman Beam and Kings Mountain mines, which historically provided most of the western world’s lithium between the 1950s and the 1980s. The TSB has been described as one of the largest lithium regions in the world and is located approximately 25 miles west of Charlotte, North Carolina.

In August 2019 the Company published an expanded Scoping Study for an integrated lithium hydroxide business, which featured a 25-year project life, NPV8 of US$1.45 billion, a US$3,105 per tonne lithium hydroxide cash operating cost, and a US$199 per tonne spodumene concentrate cash operating cost.

N
USA
Piedmont Lithium Project
Lincolnton
Piedmont Lithium Project
Mineral Resource
27.9Mt @ 1.11% Li_2O
Core Property
Central Property
Hallman-Beam Mine
Sunnyside Property
Bessemer City
Shelby
Gastonia
Kings Mountain Mine
Livent, Bessemer City Lithium Processing Facility
Proposed Piedmont Lithium Chemical Plant Site
Albemarle, Kings Mountain Lithium Processing Facility
Charlotte
North Carolina
South Carolina
77
321
85
20 km
Piedmont Lithium project
Major highway
Railway
City

Figure 1: Piedmont Lithium Project located within the TSB

Drilling
During the quarter, Piedmont completed the Company’s Phase 4 drill program, which comprised 113 holes for a total of approximately 18,393 meters.

Assays from the final 19 drill holes of the Phase 4 drilling program at our Central and Core properties intersected significant mineralization, including

•	36.0m @ 1.11% Li2O and 44.9m @ 1.30% Li2O in Hole 19-CT-19;
•	13.0m @ 1.28% Li2O and 7.3m @ 1.37% Li2O in Hole 19-CT-26; and
•	14.8m @ 1.55% Li2O and 12.4m @ 1.02% Li2O in Hole 19-BD-332.

Table 1 below outlines the details for the Phase 4 program. Assays have been reported for all holes.

Table 1: Phase 4 Drill Program Details
Property	Holes Completed	Meters Completed	Holes - Reported
Core	86	14,218	86
Central	27	4,175	27
Total	113	18,393	113

Separately, the Company has drilled 6 sterilization holes totaling 925 meters on the proposed concentrator and waste rock stockpile sites.

Permitting
During the quarter, Piedmont received a Clean Water Act (“CWA”) Section 404 Standard Individual Permit (“Section 404 Permit”) from the USACE for the Project.

The USACE completed an Environmental Assessment (“EA”) of the Project in conjunction with six other state and federal agencies based on Piedmont’s December 2018 permit application and the Company’s responses to agency and public comments. The EA resulted in a Finding of No Significant Impact for the Project. The Section 404 Permit is the only federal permit required for the proposed mine and concentrator.

The Company has also received a CWA Section 401 Individual Water Quality Certification from the North Carolina Division of Water Resources. HDR Engineering’s Charlotte Office acted as lead consultant in the preparation of both permit applications.

The 404 and 401 permit approvals were achieved on the Company’s planned permit timeline originally announced in April 2018 and represent a major milestone in the development of the Project.

The Company has now commenced permitting activities for the proposed lithium hydroxide chemical plant site located in Kings Mountain, North Carolina.

Studies
During the quarter Piedmont accelerated development activities for the integrated lithium chemical business and the Company expects to complete a PFS for its lithium hydroxide plant in Q2 2020 and a definitive feasibility study (“DFS”) for the Company’s integrated project by the end of 2020.

During the quarter, Piedmont awarded the PFS for its lithium hydroxide chemical plant in Kings Mountain, North Carolina to Hatch.

Hatch is a global leader in the development of lithium conversion projects with notable experience including the full EPCM delivery of the Galaxy/Tianqi (Jiangsu) lithium conversion plant in China, the current detailed design engineering for two other spodumene to hydroxide plants, and of one brine conversion plant, in varied locations. Hatch has also studied lithium chemical projects for Mineral Resources (Australia), Kidman/Covalent (Australia), Desert Lion (Namibia), Savannah Resources (Portugal), among many others.

Bench-scale lithium hydroxide conversion testwork is ongoing at SGS Labs in Lakefield, Ontario. Results are expected in Q1 2020 and will be incorporated into the PFS due in Q2 2020.

Upon successful completion of the PFS the Company will proceed with an integrated DFS for both the mine/concentrator and lithium hydroxide plant. Primero Group will continue to work on engineering studies related to the spodumene concentrator, and Marshall Miller & Associates will provide ongoing mine planning services. The Company affirms its commitment to complete a DFS for the integrated Piedmont Lithium project by the end of 2020.

Corporate
During the quarter, Piedmont entered into a Letter of Intent (“LOI”) with Ion Carbon & Minerals, LLC (“Ion”) to partner to market the quartz, feldspar, and mica produced at the Project. Ion is wholly owned by the AMCI Group, a leading specialist natural resources investor and marketer with a long-standing track record of success across a broad range of commodities. Ion has an extensive client base in North America which Piedmont and Ion will leverage to gain access to regional industrial minerals markets in the United States.

During the quarter, Piedmont continued numerous preliminary off-take, financing and strategic conversations. Interested parties are of a global nature, and include companies from the lithium, mining, chemicals, battery, automotive and private equity sectors.

Subsequent to the end of the quarter, Mr Anastasios (Taso) Arima advised that he would step down as Executive Director of the Company, effective from January 31, 2020, to focus on his other business interests. Mr Arima will remain as a Non-Executive Director of the Company. Mr Arima joined the Board of Piedmont in 2016 after originally identifying the Piedmont Lithium Project in North Carolina and since that time has been instrumental in the Company’s growth and development. The Board would like to thank Mr Arima for the significant contribution he has made to the Company and wishes him every success in his future endeavours.

Exploration Interests
As at December 31, 2019, the Project comprised approximately 2,295 acres, of which the Company owns approximately 63 acres of surface property (and associated mineral rights) with the remainder subject to exclusive option agreements with local landowners.

During the quarter, the Company entered into exclusive option agreements with local landowners for an additional approximately 16 acres of surface property (and associated mineral rights). During the quarter the Company purchased (including through the exercise of existing option agreements) approximately 6 acres of surface property (and associated mineral rights).

In addition, the Company also owns a property in Kings Mountain, North Carolina, comprising approximately 61 acres, for the site of the Company’s planned chemical plant, after exercising its option agreement over this property during the quarter.

Forward Looking Statements
This announcement may include forward-looking statements. These forward-looking statements are based on the Company’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, which could cause actual results to differ materially from such statements. The Company makes no undertaking to subsequently update or revise the forward-
looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources
The Project’s Core Property Mineral Resource of 25.1Mt @ 1.13% Li2O comprises Indicated Mineral Resources of 12.5Mt @ 1.13% Li2O and Inferred Mineral Resources of 12.6Mt @ 1.04% Li2O. The Central Property Mineral Resource of 2.80Mt @ 1.34% Li2O comprises Indicated Mineral Resources of 1.41Mt @ 1.38% Li2O and 1.39Mt @ 1.29% Li2O.
The information contained in this announcement has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of U.S. securities laws. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Australian terms defined in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”). However, these terms are not defined in Industry Guide 7 ("SEC Industry Guide 7") under the
U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and are normally not permitted to be used in reports and filings with the U.S. Securities and Exchange Commission (“SEC”). Accordingly, information contained herein that describes Piedmont’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure in Piedmont’s Form 20-F, a copy of which may be obtained from Piedmont or from the EDGAR system on the SEC’s website at http://www.sec.gov/.

Competent Persons Statements
The information in this report that relates to Exploration Results, Exploration Targets, Mineral Resources, Metallurgical Testwork Results, Process Design, Process Plant Capital Costs, and Process Plant Operating Costs, Mining Engineering and Mining Schedule was extracted from our ASX announcement dated August 7, 2019 entitled “Updated Scoping Study Extends Project Life and Enhances Exceptional Economics” which is available to view on the Company’s website at www.piedmontlithium.com.
Piedmont confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning Mineral Resources, Exploration Targets, Production Targets, and related forecast financial information derived from Production Targets included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially modified from the original ASX announcements.
This announcement has been authorised for release by the Company’s Board of Directors.

Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report

+Rule 5.5
Appendix 5B

Mining exploration entity and oil and gas exploration entity quarterly report
Introduced 01/07/96 Origin Appendix 8 Amended 01/07/97, 01/07/98, 30/09/01, 01/06/10, 17/12/10, 01/05/13, 01/09/16

Name of entity
Piedmont Lithium Limited
ABN	Quarter ended (“current quarter”)
50 002 664 495	December 31, 2019

Consolidated statement of cash flows		Current quarter US$000	Year to date (6 months) US$000
1.	Cash flows from operating activities
1.1	Receipts from customers	-	-
1.2	Payments for
	(a) exploration & evaluation	(975)	(2,751)
	(b) development	-	-
	(c) production	-	-
	(d) staff costs	(524)	(1,181)
	(e) administration and corporate costs	(344)	(595)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	79	118
1.5	Interest and other costs of finance paid	(7)	(7)
1.6	Income taxes paid	-	-
1.7	Research and development refunds	-	-
1.8	Other (provide details if material): (a) business development & investor relations	(257)	(542)
1.9	Net cash from / (used in) operating activities	(2,028)	(4,958)

2.	Cash flows from investing activities
2.1	Payments to acquire:
	(a) property, plant and equipment	-	-
	(b) tenements (see item 10)	(1,194)	(1,928)
	(c) investments	-	-
	(d) other non-current assets	-	-

+ See chapter 19 for defined terms
1 September 2016

Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report

Consolidated statement of cash flows		Current quarter US$000	Year to date (6 months) US$000
2.2	Proceeds from the disposal of:
	(a) property, plant and equipment	-	-
	(b) tenements (see item 10)	-	-
	(c) investments	-	-
	(d) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	(1,194)	(1,928)

3.	Cash flows from financing activities
3.1	Proceeds from issues of shares	-	14,690
3.2	Proceeds from issue of convertible notes	-	-
3.3	Proceeds from exercise of share options	-	-
3.4	Transaction costs related to issues of shares, convertible notes or options	-	(751)
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	-	-
3.10	Net cash from / (used in) financing activities	-	13,939

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	14,527	4,432
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(2,028)	(4,958)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(1,194)	(1,928)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	-	13,939
4.5	Effect of movement in exchange rates on cash held	88	(92)
4.6	Cash and cash equivalents at end of period	11,393	11,393

+ See chapter 19 for defined terms
1 September 2016

Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter US$000	Previous quarter US$000
5.1	Bank balances	2,179	4,317
5.2	Call deposits	9,214	10,210
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	11,393	14,527

6.	Payments to directors of the entity and their associates	Current quarter US$000
6.1	Aggregate amount of payments to these parties included in item 1.2	(150)
6.2	Aggregate amount of cash flow from loans to these parties included in item 2.3
-
6.3	Include below any explanation necessary to understand the transactions included in items 6.1 and 6.2
Payments include directors’ fees, superannuation, executive remuneration, company secretarial services and provision of a fully serviced office.

7.	Payments to related entities of the entity and their associates	Current quarter US$000
7.1	Aggregate amount of payments to these parties included in item 1.2	-
7.2	Aggregate amount of cash flow from loans to these parties included in item 2.3
-
7.3	Include below any explanation necessary to understand the transactions included in items 7.1 and 7.2
Not applicable.

8.	Financing facilities available Add notes as necessary for an understanding of the position	Total facility amount at quarter end US$000	Amount drawn at quarter end US$000
8.1	Loan facilities	-	-
8.2	Credit standby arrangements	-	-
8.3	Other (please specify)	-	-
8.4
Include below a description of each facility above, including the lender, interest rate and whether it is secured or unsecured. If any additional facilities have been entered into or are proposed to be entered into after quarter end, include details of those facilities as well.

Not applicable.

+ See chapter 19 for defined terms
1 September 2016

Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report

9.	Estimated cash outflows for next quarter	US$000
9.1	Exploration and evaluation	(2,450)
9.2	Development	-
9.3	Production	-
9.4	Staff costs	(440)
9.5	Administration and corporate costs	(690)
9.6	Other (provide details if material)	-
9.7	Total estimated cash outflows	(3,580)

10.	Changes in tenements (items 2.1(b) and 2.2(b) above)	Tenement reference and location	Nature of interest	Interest at beginning of quarter	Interest at end of quarter
10.1	Interests in mining tenements and petroleum tenements lapsed, relinquished or reduced	-	-	-	-
10.2	Interests in mining tenements and petroleum tenements acquired or increased	Piedmont Lithium Project located in North Carolina, USA	Freehold land and/or options to purchase or lease surface property and associated mineral rights from private landowners	100% (2,279 acres)	100% (2,295 acres)

+ See chapter 19 for defined terms
1 September 2016

Appendix 5B
Mining exploration entity and oil and gas exploration entity quarterly report

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.
2	This statement gives a true and fair view of the matters disclosed.

Sign here:	............................................................	Date: January 30, 2020
Print name:	(~~Director/~~Company secretary) Gregory Swan

Notes
1.
The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity that wishes to disclose additional information is encouraged to do so, in a note or notes included in or attached to this report.

2.
If this quarterly report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 6: Exploration for and Evaluation of Mineral Resources and AASB 107: Statement of Cash Flows apply to this report. If this quarterly report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standards apply to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

+ See chapter 19 for defined terms
1 September 2016